Exhibit 99.7

CONSENT OF Frederik Reidel

The undersigned hereby consents to (i) the inclusion in this Current Report on Form 6-K of Lithium Americas (Argentina) Corp. (the “Company”) of the references to the undersigned’s involvement in the preparation and review of the scientific and technical information derived from the Technical Report titled "Lithium Resources Update Pastos Grandes Project, Salta Province, Argentina" with an effective date of April 30, 2023, or disclosure related to such project, contained in the Company’s Management’s Discussion and Analysis for the nine months ended September 30, 2023 (the “Technical Information”) being filed with the United States Securities and Exchange Commission (the “SEC”) under cover of Form 6-K; and (ii) the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent, the use of my name and the Technical Information into the Company’s Registration Statement on Form F-10 (No. 333-269649), and any amendments thereto, filed with the SEC.

/s/ Frederik Reidel
Name: Frederik Reidel
Date: November 7, 2023